

July 19, 2011

Via E-mail
Anne G. Waleski
Vice President, Chief Financial Officer
and Treasurer
Markel Corporation
4521 Highwoods Parkway
Glenn Allen, VA 23060-6148

      **Re:**     **Markel Corporation**
              **Form 10-K for the Fiscal Year Ended December 31, 2010**
              **Filed February 28, 2011**
              **File No. 001-15811**

              **Form 10-Q for the Quarterly Period Ended March 31, 2011**
              **Filed May 5, 2011**

Dear Ms. Waleski:

      We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Joel Parker

                    Joel Parker
                    Accounting Branch Chief